

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2010

Mr. Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

> **Re:** **athenahealth, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2010**
> **Filed May 3, 2010, July 23, 2010 and October 22, 2010**
> **File No. 001-33689**

Dear Mr. Bush:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis and Results of Operations, page 50

Liquidity and Capital Resources, page 63

1. Please revise future filings to analyze the underlying reasons for changes in your
    cash flows and to better explain the variability in your cash flows, rather than
    merely reciting the information disclosed on the face of your cash flow statement.
    Refer to Section IV of our Release 33-8350.

Item 9A. Controls and Procedures, page 68

Management's Report on Internal Control over Financial Reporting, page 69

2. We note your disclosure that management "concluded that [you] did not maintain
    adequate and effective internal control in the area of technical accounting relating
    to the application of applicable accounting literature related to revenue
    recognition for implementation fees." However, it appears that your management
    did not reach a conclusion that your internal control over financial reporting was
    not effective. Please clarify to us your officers' conclusions regarding the
    effectiveness of your internal control over financial reporting. See Item 308(a)(3)
    of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 70

3. We note your disclosure that "[o]ther than as described below, there was no
    change in our internal control over financial reporting during the fourth quarter of
    2009 that has materially affected, or is reasonably likely to materially affect, our
    internal control over financial reporting." Please clearly state, if correct, that
    there *were* changes in your internal control over financial reporting that occurred
    during this quarter that have materially affected, or are reasonably likely to
    materially affect, your internal control over financial reporting. Make similar
    clarifications for your Form 10-Q for the period ended March 31, 2010.

Note 2. Restatement and Reclassification of Previously Issued Consolidated Financial
Statements, page F-7

4. We note you determined that a twelve year customer life was appropriate based
    on renewal rates and the period over which your customers will receive benefits
    from your current portfolio of services. Please advise us of your renewal rate
    period for each year included in your evaluation and the specific factors
    considered in determining the benefit period of twelve years.

5. We note your reclassification of draws on your capital lease line from financing activities to investing activities. We also note your disclosure on page F-12 and the reclassification of the proceeds from capital lease obligations to proceeds from sales and disposals of property and equipment. Please explain to us how your particular arrangement results in a classification of an investing activity and your consideration of FASB ASC 230-10-45-15. Further please clarify for us your characterization of the proceeds as being from sales and disposals of property and equipment.

Note 3. Summary of Significant Accounting Policies, page F-12

Deferred Revenue, page F-16

6. We note your disclosure on page 23 regarding cancellation of implementation services before and after your services have been started. Please explain to us what consideration is given to cancellations, if any, in your amortization of deferred implementation service fees.

Note 8. Acquisition, page F-21

7. Please tell us what consideration was given to providing the supplemental pro forma information regarding revenues and earnings. Reference is made to FASB ASC 805-10-50-2(h).

Note 9. Goodwill and Other Purchased Intangible Assets, page F-23

8. We note your tabular disclosure that customer relationships are amortized over a useful life of ten years however we also note you recently restated your financial statements to recognize revenues over a twelve year expected customer life. Please explain the deviation and the reason for the differences between the two policies.

9. We note you established an estimated useful life of ten years related to customer relationship intangibles. Given that you have disclosed that customer contracts are typically one year, please explain to us in sufficient detail how you reached the conclusion that ten years is a reasonable estimate. Further, it appears your amortization period is on a straight line basis. In your response, please explain your key assumptions related to cash flows from your customer relationships and your determination that straight-line amortization was most appropriate. Please refer to FASB ASC 350-30-35-6.

Note 19. Commitments and Contingencies, page F-34

10. In future filings please provide your accounting policy regarding sales and use tax and whether you record such taxes gross or net. Reference is made FASB ASC 605-45-50-3.

Form 10-Q for the Periods Ended September 30, June 30 and March 31, 2010

11. We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports "is processed, summarized, and reported within the time periods specified in the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please confirm to us and in future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Brigitte Lippman, Special Counsel, at (202) 551-3713 if you have questions regarding comments on legal matters. You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Review Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief